Exhibit 14.1

NewPage

Code of Conduct

Introduction

This Code of Conduct describes the standards of conduct required of all employees, executive officers and directors of NewPage Holding Corporation and its subsidiaries (NewPage). The standards are more fully presented in the NewPage Standards of Business Conduct Handbook (the “Standards Handbook”) and in other policies issued by the company.

Employees should direct questions about these standards to their supervisor, to the Human Resources manager, to senior management or to the Corporate Human Resources Department. In addition, employees may seek advice on an anonymous basis by following the procedures under “How to Report Violations or Get Help,” below. Directors and executive officers should direct inquiries to the Law Department. You can also submit questions, concerns or reports of misconduct through the NewPage Conduct Concern Line at 1-800-822-3424.

Letter from Chief Executive Officer

NewPage employees are expected to act in accordance with the highest standards of ethical conduct. This Code of Conduct briefly summarizes the policies and principles by which we commit ourselves to the safe, honest, thoughtful and responsible operation of all our businesses and facilities.

These policies and principles support our core values of integrity, respect for the individual, commitment to excellence and teamwork. Our ethics and values are essential to the success of our global business. They give our customers confidence in our products, our services and our word. They give us pride in our work, and they maintain our standing as a good corporate citizen.

Violations of law or policy can expose our company and employees to stern sanctions and prosecution. Failure to follow our compliance policies may result in discipline, including termination.

Our dedication to integrity, however, must take us beyond compliance with the law. We should never forget that our reputation for ethical behavior is a tremendous asset for our company and employees.

George Martin

President and CEO

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.

Safety

We all share in the responsibility to maintain a safe work environment. NewPage has developed comprehensive safety and health plans and programs for each manufacturing and production facility. Working together, we believe we can prevent all workplace injuries and occupational illnesses.

Employees are expected to comply fully with health and safety regulations and to strive to improve our safety performance. You must report immediately any unsafe work conditions to your supervisor or to the safety director for your location.

To protect the safety and health of our employees, NewPage does not tolerate alcohol or drug abuse. All employees must report to work free from the influence of any substance that could reduce safety or adversely affect performance. Except when specifically authorized, firearms are forbidden at NewPage facilities.

Integrity

Integrity is fundamental. We will conduct our business fairly and honestly at all times and must avoid any action that might call into question the reputation of our company or employees.

Gifts and Entertainment

No gift or entertainment may be given or accepted that would affect the business judgment of the recipient or influence a business decision.

It is common business courtesy to pay for or to accept ordinary and occasional business meals and entertainment. Indeed, appropriate accommodations of this kind properly foster business relationships based on friendship and trust.

When exchanges go beyond common business courtesy in frequency, kind or value, however, you must review the situation with your supervisor.

You may not provide, directly or indirectly, any payment, gift or entertainment to a government official. While modest courtesies may be lawful and appropriate under exceptional circumstances, any practice of providing such courtesies must be reviewed in advance.

Conflicts of Interest

NewPage policy prohibits any action taken for your own benefit, or for friends or family, that has the potential to interfere with the interests of the company. Similarly, business opportunities that you identify through your position as an employee belong to the company and may not be used for personal gain.

A conflict of interest can arise in any number of situations, for example:

•	competing against NewPage,

•	investment in a company doing business or competing with NewPage,

•	maintaining other employment or a business that adversely affects your job performance at NewPage,

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.

•	doing business on behalf of NewPage with a company that employs a relative, or

•	using NewPage property, information or position for personal gain.

You must fully disclose any potential conflict of interest to your supervisor or to senior management so the company can determine whether an actual conflict of interest exists. For your own protection, if you are unsure whether a particular activity may give rise to a conflict of interest, you should disclose the proposed activity and resolve any conflicts issue before engaging in that activity.

Political Participation

NewPage encourages participation in political activity, including appointment or election to public office, so long as the political activity does not interfere with your NewPage job duties and does not give rise to a conflict of interest. Employees seeking public office must notify the Human Resources Department.

Subject to the limited exceptions set forth in the “Standards Handbook,” you may not use any funds or assets of the company, directly or indirectly, to assist any candidate for public office or for any political parties or committees.

No employee may engage in any lobbying activity on behalf of NewPage without the prior approval of the Human Resources Department.

Antitrust and Fair Dealing

We must always seek to deal fairly with our customers, suppliers, competitors, employees and others. You may not take advantage of anyone through illegal conduct, deceit or any other unfair practice.

You may not provide any competitor with information about our prices or about internal matters affecting our prices. It is illegal to enter into any agreement with a competitor concerning prices, costs, terms, customers, markets, production, business plans or any other matter that could affect competition. Keep in mind that an unspoken agreement to fix prices or allocate markets is just as illegal as a spoken or written agreement.

This is a complex area. Affected employees are expected to be familiar with the company’s antitrust policy and to consult with senior management as appropriate.

Record Creation and Retention

NewPage books, records and reports must be complete and accurate. If you become aware of any failure to follow this policy, you must report it to your supervisor.

You should avoid the creation of inappropriate documents that include exaggeration, derogatory remarks, legal conclusions or other statements that might prove to be misunderstood or wrong when examined in the course of an audit or a regulatory or legal proceeding.

You should be aware that your email, voicemail and other forms of communication stored on NewPage equipment belong to the company. These forms of communication may be retrieved and disclosed by the company as necessary and appropriate for business and legal purposes.

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.

Records must be retained, discarded or destroyed in accordance with applicable laws, regulations and company policy. Records relevant to an investigation or to pending or threatened litigation must be retained.

Company Assets

You have a duty to safeguard NewPage property, including proprietary and confidential information. Company property may be used only in connection with company business. Proprietary and confidential information to be protected includes technical and scientific information, as well as information about products, operations, personnel, marketing plans, supplier arrangements, pricing information and other data that we use in conducting our business.

Your obligation to protect this information continues after your employment with NewPage ends.

Use of Communication Facilities

NewPage phone, computer and other communication equipment are to be used to conduct company business. The incidental and limited personal use of office equipment is permitted, so long as it does not interfere with the performance of your responsibilities to the company, and is done so in a manner consistent with NewPage policy of treating others with dignity and respect.

Respect for the Individual

NewPage is committed to developing and maintaining a diverse workforce. Unlawful discrimination in the hiring, promotion, compensation or retention of employees is strictly forbidden.

Abusive, harassing or offending conduct is unacceptable, whether verbal or physical. Examples include unwelcome sexual advances and derogatory ethnic or racial comments.

Retaliation against employees for lodging a good-faith complaint about discrimination or harassment is unlawful and will not be tolerated.

Environmental Stewardship

NewPage takes pride in its environmental leadership and responsible stewardship of natural resources. The company is dedicated not only to full compliance with all environmental laws, regulations and permits, but also to careful protection of our environment.

NewPage has instituted detailed programs designed to safeguard the environment. It is critical to the effectiveness of these programs that employees follow all the procedures that apply to their facility, including record-keeping and reporting requirements.

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.

You must immediately report suspected environmental problems, including spills and malfunctions of environmental control equipment, to an appropriate manager. Managers must take appropriate remedial action and ensure that timely notification is made to government agencies as required by law.

Fair and Timely Disclosure in Public Reporting

The company chief executive officer and senior financial officers are responsible for ensuring that company financial statements, public reports, and communication contain disclosure that is full, fair, accurate, timely and understandable.

The company chief executive officer and senior financial officers, together with certain other employees designated by the chief financial officer, are responsible for establishing and maintaining effective disclosure controls and procedures and internal controls and procedures for financial reporting. Every employee who is aware of any potential inaccuracy must report the potential inaccuracy.

How to Report Violations or Get Help

The company has established several places to go for further help or to report a violation of this Code or of company policy. You should never hesitate to seek help. You must report any violation that you identify.

Your supervisor or location manager can provide guidance, or you can contact a Human Resources representative. Additionally, the “Standards Handbook” describes the company’s policies and requirements in further detail. The “Standards Handbook” is available at all locations and can be found online at the NewPage intranet site.

You may also call the NewPage Conduct Concern Line (1-800-822-3424) for assistance or to report a violation. You may remain anonymous. Alternatively you may email your concern to conduct@NewPageCorp.com or write to NewPage Conduct Concern Line, 8540 Gander Creek Drive, Miamisburg, Ohio 45342.

All communication will be investigated as appropriate and kept as confidential as possible. No employee acting in good faith will be subject to discipline for providing information concerning suspected violations of law or company policy.

Administration – Corporate Compliance Committee

NewPage has established a Corporate Compliance Committee for the following purposes: (i) to assist in the promotion of an organizational culture that encourages a commitment to compliance with law and ethical conduct and (ii) to be diligent in the prevention and detection of criminal conduct and other inappropriate behavior. In furtherance of its purposes, the committee is responsible for designing, implementing, testing and evaluating informational and reporting systems that provide reasonable assurance to the chief executive officer and the board compliance committee that the company and its management are diligent in investigating and monitoring the company compliance with applicable laws. The committee membership is comprised of senior officers and management of the company. The members of the committee are listed in the “Standards Handbook.” It is the committee’s responsibility to address any issues arising under the code or “Standards Handbook.”

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.

Waivers

The NewPage board of directors strongly discourages any waivers of this code. Any waivers of this code for executive officers, senior financial officials or directors may be made only by the board of directors or a board committee and must be publicly disclosed as required by applicable law. Waivers for other employees will be determined by the corporate compliance committee.

Conclusion

Safety. Integrity. Respect for the individual. Environmental stewardship. These principles shape every action we take as NewPage employees.

Every employee has the responsibility to safeguard the good name of NewPage and has a personal obligation to adhere to this Code of Conduct, to company compliance policies and to all laws and regulations. Where company policy is more restrictive than local law or practice, employees are to follow company policy.

Any failure to follow our compliance policies may result in discipline, including termination. Unwavering adherence to the highest ethical standards is crucial to our success. It is the right course of action wherever we do business.

I have read this Code of Conduct before signing it and I acknowledge receipt of a copy.

Signature of Employee		Employee’s Name

, 20
Month Day	Year

Signature of Corporate Representative

If you have any questions in regard to this policy, please contact your local manager or local Human Resources representative.